Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

RENEWABLE ENERGY PRODUCTS MANUFACTURING CORP
900 N. Kings Highway
Cherry Hill, NJ 08034
https://www.repmcorp.com/

Up to $1,050,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: RENEWABLE ENERGY PRODUCTS MANUFACTURING CORP
Address: 900 N. Kings Highway, Cherry Hill, NJ 08034
State of Incorporation: DE
Date Incorporated: June 10, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,050,000.00 | 210,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $100.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Amount-Based:

$500+

Tier 1

Participation in Owner's Circle (investor quarterly updates, priority access to a solar industry tutorial)

$1,000+

Tier 2

5% Bonus Shares and Owner's Circle

$2,500+

Tier 3

10% Bonus Shares and Owner's Circle

$10,000+

Tier 4

15% Bonus Shares, Zoom meeting with the Founders, and Owner's Circle

$25,000+

Tier 5

20% Bonus Shares, Zoom meeting with the Founders, and Owner's Circle

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Renewable Energy Products Manufacturing Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Renewable Energy Products Manufacturing Corp. ("REPM" or the "Company") is both designing multiple breakthrough technologies that can increase the output of solar panels as well as developing solar projects. We have filed a patent related to our technologies and will be filing additional patents which we believe will be able to improve the energy output of newly manufactured panels by as much as 30%.

The Company has applied for a provisional patent which was filed with the USPTO on August 18, 2021. In addition to this, REPM is planning on filing as many as six additional patent applications, each with multiple claims. Our first patent application relates to our heat mitigation technologies. Our next patent applications we are planning will cover our increased spectrum capabilities as well as our surface coating technology. The Company has been assigned ownership of current and future intellectual property (patents, copyrights, trademarks, etc.) created that relates to the company's business activities.

REPM plans to commercialize our technologies and bring them to market via licensing transactions where the larger, more established manufacturers of cells and panels will incorporate our IP into their processes and pay us a royalty per watt. Our scientific team is working on filing additional patent applications, and we believe a second patent application will be filed with the USPTO in Q2 2022. We expect to file additional patent applications later this year and in 2023.

In addition, we expect that our designs will decrease the heat absorption of panels currently available which will greatly increase the useful life of the panels and mitigate their degradation over time. We are currently developing multiple solar projects with a project pipeline in excess of 40 megawatts of power which equates to over $65 million in possible total project value. We are targeting residential, commercial, and utility-scale customers.

For the projects we are developing today, we are using third-party, off-the-shelf panels from large manufacturers. For the enhancements that we are developing, we are still in the R&D stage and expect to have prototypes ready in 2023.

Renewable Energy Products Manufacturing Corp. was incorporated on June 10, 2021, as a domestic corporation under the laws of the state of Delaware. The Company founders initially incorporated under New York state law on October 13, 2020, as Renewable Energy Products Manufacturing, Inc., however, it subsequently determined to incorporate under Deleware law instead. The New York business entity does not have any business operations and the Company plans to let its standing status to Inactive with the New York Department of State.

Competitors and Industry

Industry

The solar industry consists of a large number of companies across panel manufacturing, installation, project development, sales, field management, and inspection. The industry as a whole continues to develop and grow through several technological advancements.

The global solar installations are expected to grow from 144 Gigawatts in 2020 to 334 Gigawatts by 2030 according to BlooombergNEF, a 132% increase. (1) The largest markets are forecasted to be China, Europe, India, and North America. In dollar terms, the solar market is expected to grow from $170.6 billion in 2020 to $293.2 billion in 2028 a CAGR of 6.9%. (2)

Industry Section Sources:

(1) https://about.bnef.com/blog/solar-10-predictions-for-2022/

(2) https://www.fortunebusinessinsights.com/industry-reports/solar-power-market-100764

Competitors

The largest panel manufacturers include Longi Solar, Jinko Solar, JA Solar, Trina Solar, Canadian Solar, and First Solar. Building a solar manufacturing facility is extremely expensive and requires considerable resources. We do not intend to build our own facilities to manufacture solar cells so we will not compete with these large players. Instead, we expect to partner with one -- or several -- of the large manufacturers who will license our technology.

There are a large number of very small sales and marketing companies in the industry. We compete with these companies to source residential, commercial, and larger-scale customers. Given that the solar industry is still in its infancy, we believe we can compete effectively with our knowledge and background in solar.

Some of the largest solar panel manufacturers include the following:

Sunrun Inc. engages in the design, development, installation, sale, ownership, and maintenance of residential solar energy systems in the United States. It also sells solar energy systems and products, such as panels and racking. Its primary customers are residential homeowners. The company markets and sells its products through a direct-to-consumer approach across online, retail, mass media, digital media, canvassing, field marketing, and referral channels, as well as its partner network. Sunrun generated approximately $1.6 billion of revenue in 2021. Sunrun Inc. was founded in 2007. (1)

First Solar, Inc. provides photovoltaic (PV) solar energy solutions in the United States, Japan, France, Canada, India, Australia, and internationally. The company designs manufacture and sells cadmium telluride solar modules that convert sunlight into electricity. It serves developers and operators of systems, utilities, independent power producers, commercial and industrial companies, and other system owners. First Solar, Inc. was founded in 1999 and generated $2.9 billion in revenue in 2021. (2)

SunPower Corporation, a solar technology and energy services provider, offers solar, storage, and home energy solutions to customers primarily in the United States and Canada. The company provides solar, storage, and home energy solutions and components through a combination of its third-party installing and non-installing dealer network and resellers, as well as its in-house sales team; and turn-key engineering, procurement, and construction services sale of energy under power purchase agreements. The company was incorporated in 1985 and generated $1.3 billion in revenue in 2021. (3)

Canadian Solar Inc., together with its subsidiaries, designs, develops, manufactures, and sells solar ingots, wafers, cells, modules, and other solar power products. The company operates through two segments, Module and System Solutions (MSS), and Energy. The MSS segment engages in the design, development, manufacture, and sale of a range of solar power products, including standard solar modules, specialty solar products, and solar system kits that are ready-to-install packages comprising inverters, racking systems, and other accessories. It also provides engineering, procurement, construction; and operation and maintenance (O&M) services. This segment's energy solution products include solar inverters and energy storage systems for utility, commercial, residential, and specialty product applications. Its O&M services include inspections, repair, and replacement of plant equipment; and site management and administrative support services for solar power projects. The Energy segment engages in the development and sale of solar power projects; the operation of solar power plants and the sale of electricity. The company was founded in 2001 and generated $5.2 billion in revenue in 2021. (4)

JinkoSolar Holding Co., Ltd., together with its subsidiaries, engages in the design, development, production, and marketing of photovoltaic products. The company offers solar modules, silicon wafers, solar cells, recovered silicon materials, and silicon ingots. It also provides solar system integration services; and develops commercial solar power projects. The company sells its products to distributors, project developers, system integrators; and utility, commercial, and residential customers under the JinkoSolar brand, as well as on an original equipment manufacturer basis. JinkoSolar Holding Co., Ltd. was founded in 2006 and generated approximately $5 billion of revenue in 2021. (5)

Competitors Section Sources:

(1) https://taiyangnews.info/business/sunruns-q4-2021-financial-results/

(2) https://www.statista.com/statistics/268803/revenue-of-first-solar/

(3) https://www.nasdaq.com/articles/sunpower-stock-looks-like-a-smart-bet-in-the-solar-space

(4) https://www.macrotrends.net/stocks/charts/CSIQ/canadian-solar/net-income

(5) https://www.prnewswire.com/news-releases/jinkosolar-announces-fourth-quarter-and-full-year-2021-financial-results-301508836.html

Current Stage and Roadmap

Current Stage

REPM Solar was founded in 2021 and has achieved multiple milestones since its inception. As of March 2022, the company has delivered multiple projects and has signed contracts or non-binding letters of intent in excess of 10 megawatts of projects. In addition, we have a pipeline of over 30 megawatts of projects. We have developed relationships with several key distributors and intermediaries to supplement our internal sales efforts. For example, we have signed an agreement with a group that represents five mid-atlantic-based convenience stores to provide 2.5 megawatts of solar power to them.

The Company currently has over 20 projects currently in various stages of deliverability and will be recognizing revenue from many of these in Q2 2022. For example, we are working with a university to put an 8-megawatt solar installation on one of their brownfield sites. We are currently using existing panels that we source from the market as we develop our technologies. Through our relationship with Sun Commerce, we utilize them for project development, planning, installation, and funding. For the moment, the majority of projects that we develop will be sold off to third parties who will own the projects under a power purchase agreement (PPA) with the end customer. In these transactions, REPM collects a fee for sourcing the transaction.

As of today, we have filed one patent that includes our technologies for mitigating excess heat and automatically shutting off panels that are subject to overheating. These technologies will reduce the annual degradation of panel output and significantly reduce the risk of panels catching on fire. In addition, we believe this patent will increase the useful life of solar panels by several years. With the appropriate funding, we believe that we can bring our innovations to the market in early 2023.

Roadmap

REPM has several strategic initiatives and partnerships which we expect will increase our pipeline and recognized revenue. For example, our initial installation of five convenience stores this year could lead to another 40 later this year or next year. In addition, we have signed a master services agreement to potentially install solar on as many as 400 East Coast-based churches. Finally, we have a relationship with a group that we believe will refer us to over 2,250 residential deals per year, and we have secured funding partners for these projects. This initiative alone could yield up to 24 megawatts per year, and we are working on several more partnerships of this magnitude. Our funding partners include strategic relationships with banks, and specialty "green" lenders such as NEIF and Green Technology Funding. In the near future, once we have adequate funding, we intend to develop and own some of the projects we develop. In many states, these projects are very lucrative and provide four revenue streams over time. We intend to own some projects for an extended period of time. For some projects, we may opt to sell them after several years to third parties who want to benefit from a long-term stream of predictable cash flows.

The Company expects to file at least one to two more patents in calendar 2022. These technologies relate to increasing the output of panels beyond what they are capable of generating today. We believe it will take 12-24 months to develop and test some of these new technologies. Once they are developed, we intend to license them to existing manufacturers. We believe these enhancements will be attractive to OEM manufacturers as well as customers. We intend to charge a royalty per watt to OEMs that manufacture panels using our technologies.

The Team

Officers and Directors

Name: John Conte

John Conte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: October 13, 2020 - Present
  Responsibilities: John runs the firm on a day-to-day basis and oversees sales, marketing, business development, and operations. His salary is $90,000 annually.

- **Position:** Director
  Dates of Service: June 13, 2021 - Present
  Responsibilities: Oversee all aspects of the company

Other business experience in the past three years:

- **Employer:** Self-Employed Consultant
  Title: Independent Consultant
  Dates of Service: October 06, 2008 - February 07, 2022

Responsibilities: Acted as an advisor to a company that utilized drones in commercial and industrial projects.

Name: Peter Kaufman

Peter Kaufman's current primary role is with Digital Direct IR, Inc.. Peter Kaufman currently services He splits his time working approximately 15 hours per week with The Company and 25 hours per week at Digital Direct IR. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: January 13, 2020 - Present
  Responsibilities: Oversees and directs research and development of the company's technical developments and ensures timely achievement of development goals . Mr. Kaufman is not currently receiving a salary, but the company expects to start paying him at an annual rate of $60,000 upon funding. Mr. Kaufman is not being compensated with shares.

- **Position:** Director
  Dates of Service: June 21, 2021 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures while supervising, guiding, and delegating executives in their duties.

Other business experience in the past three years:

- **Employer:** Digital Direct IR, Inc.
  Title: President and CTO
  Dates of Service: June 01, 1999 - Present
  Responsibilities: As President, Peter has general supervision, direction, and control of the day-to-day business and affairs of the corporation. As CTO, he oversees and manages the development and completion of Digital Direct IR's technology.

Name: Dr. Nuggehalli Ravindra

Dr. Nuggehalli Ravindra 's current primary role is with New Jersey Institute of Technology. Dr. Nuggehalli Ravindra currently services Dr. Ravindra spends 10 hours per week working with the Company and 20 hours a week teaching physics at NJIT. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder

Dates of Service: October 13, 2020 - Present
Responsibilities: Research and development. Dr. Ravindra is not currently receiving a salary from the company, and the company expects to pay him an annual salary of $60,000 upon funding.

- **Position:** Director
  Dates of Service: June 10, 2021 - Present
  Responsibilities: Supervises overall company direction, overseeing corporate activities and assessing performance

Other business experience in the past three years:

- **Employer:** New Jersey Institute of Technology
  Title: Professor in the Physics Department
  Dates of Service: July 15, 2009 - Present
  Responsibilities: Dr. Ravindra teaches physics and mentors PhD candidates.

Name: Gib Dunham

Gib Dunham's current primary role is with Bridgeway Wealth Partners LLC. Gib Dunham currently services Mr. Dunham spends 5 hours a week working for the Company and 35 hours per week on other projects. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Treasurer
  Dates of Service: June 15, 2021 - Present
  Responsibilities: Financial director and capital markets. Mr. Dunham is not currently receiving a salary from the company but may upon funding. Mr. Dunham is not being compensated with equity.

- **Position:** Director
  Dates of Service: June 21, 2021 - Present
  Responsibilities: Oversee all aspects of the company

- **Position:** Secretary
  Dates of Service: June 15, 2021 - Present
  Responsibilities: As the corporate secretary he has the responsibility to keep the books and records

Other business experience in the past three years:

- **Employer:** Bridgeway Wealth Partners LLC
  Title: Chief Investment Officer

Dates of Service: October 01, 2018 - Present
Responsibilities: Financial analysis and research

Other business experience in the past three years:

- **Employer:** TAG Summit
  Title: Board Advisor
  Dates of Service: March 01, 2016 - Present
  Responsibilities: Board oversight of this investment partnership.

Other business experience in the past three years:

- **Employer:** Digital Direct IR, Inc.
  Title: Advisory Board Member
  Dates of Service: October 01, 2013 - Present
  Responsibilities: I advise the company in its strategy and capital markets activities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,050,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
We rely on third party manufactures of solar cells, solar panels, inverters, racking and other equipment. In addition, we rely on third party installers none of whom may be available to work with REPM.

We may never have an operational product or service
It is possible that some of our technology may never be operational or that our products may never be marketable or economically competitive. It is possible that the failure to release a product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will

not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Aside from the projects we are doing by using currently available panels from existing third parties, we are currently in the research and development stage and are working on a prototype for our panel modifications. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Renewable Energy Products Manufacturing Corp. was formed on October 13, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Renewable Energy Products Manufacturing Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that solar innovations are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns one patent. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of

enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products and/or services is dependent on government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products and/or services may be subject to change and if they do then the selling of products and/or services may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell its products and/or services and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

Any business may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider could harm our reputation and materially negatively impact our financial condition and business.

Technology Risk
There can be no guarantees that the Company will be able to successfully develop its technology or to commercialize any or all of its technologies. Furthermore, the market for solar panels is rapidly evolving and there can be no assurances that the competition will not create designs or inventions that will render the Company's IP unsalable.

Government Tariffs
Government tariffs or subsidies put in place by the United States Government or a governmental agency may have a negative impact on our ability to source solar cells, modules, panels or other equipment. Likewise, the actions of foreign governments including tariffs or subsidies may be harmful to the Company.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Conte	1,000,000	Common Stock	23.8%
Peter Kaufman	1,000,000	Common Stock	23.8%
N.M. Ravindra	1,000,000	Common Stock	23.8%
Gib Dunham	1,000,000	Common Stock	23.8%

The Company's Securities

The Company has authorized Common Stock, Convertible Note - Alec Artze, Convertible Note - Daniel Siegel, and Convertible Note - Michale Manyak. As part of the Regulation Crowdfunding raise, the Company will be offering up to 210,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 4,200,633 outstanding.

Voting Rights

The Common Shares each have one vote. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount of Common Stock shares outstanding, 4,200,633, does not include $40,000 in convertible notes, noted further below, which may be converted into Common Stock at the discretion of the notes' lenders. Please see Offering Statement for further details.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest.

Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note - Alec Artze

The security will convert into Common stock and the terms of the Convertible Note - Alec Artze are outlined below:

Amount outstanding: $15,000.00
Maturity Date: July 28, 2022
Interest Rate: 200.0%
Discount Rate: 0.0%
Valuation Cap: $6,500,000.00
Conversion Trigger: Upon Maturity or on optional prepayment the Lender will notify the Company 30 days prior to Maturity, or within 30 days of being notified of the optional prepayment, if they choose to exercise the convertibility feature.

Material Rights

Maturity Date. The aggregate unpaid principal amount of the loan, all accrued and unpaid interest and all other amounts payable under the note, if any, shall be due and payable four months after execution by both parties which is expected to be on or about July 28, 2022 (the "Maturity Date").

Optional Prepayment. Borrower may prepay the loan, in whole or in part, at any time or from time to time without penalty or premium. Partial prepayments shall be first applied to accrued and unpaid interest and then to principal. No prepaid amount may be reborrowed.

Conversion. Any portion of the principal amount of the loan and/or the interest accrued thereon, at the election of the lender, will be convertible at the sole discretion of the lender upon maturity or on optional prepayment including accrued interest into Common Stock of the Company at a pre-money valuation of $6.5 million. The lender will notify the Company 30 days prior to maturity, or within 30 days of being notified of the optional prepayment, if they choose to exercise the convertibility feature.

Interest Rate. Except as otherwise provided in Section 3.2 hereof, the interest payable is $10,000. For the avoidance of doubt, the amount due upon the Maturity Date is $25,000.00.

Convertible Note - Daniel Siegel

The security will convert into Common stock and the terms of the Convertible Note - Daniel Siegel are outlined below:

Amount outstanding: $10,000.00
Maturity Date: December 22, 2022
Interest Rate: 20.0%
Discount Rate: 0.0%
Valuation Cap: $6,500,000.00
Conversion Trigger: The note will be convertible at the sole discretion of the Lender upon Maturity or on optional prepayment. Please see Other Matieral Information below for further information.

Material Rights

2.1 Maturity Date. The aggregate unpaid principal amount of the Loan, all accrued and unpaid interest and all other amounts payable under this Note, if any, Shall be due and payable no more than SIX MONTHS after execution by both parties which is expected to be on or about December 21, 2022 (the "Maturity Date").

2.2 Optional Prepayment. Borrower may prepay the Loan, in whole or in part, at any time or from time to time without penalty or premium. Partial prepayments shall be first applied to accrued and unpaid interest and then to principal. No prepaid amount may be reborrowed.

2.3 Conversion. Any portion of the principal amount of the Loan and/or the interest accrued thereon, at the election of the Lender, Will be convertible at the sole discretion of the Lender upon Maturity or on optional prepayment as set forth in Section 2.2 including accrued interest into Common Stock of the Company at a pre-money valuation of $6.5 million. The Lender will notify the Company 30 days prior to Maturity, or within 30 days of being notified of the optional prepayment, if they choose to exercise the convertibility feature.

Convertible Note - Michale Manyak

The security will convert into Common stock and the terms of the Convertible Note - Michale Manyak are outlined below:

Amount outstanding: $25,000.00
Maturity Date: November 30, 2022
Interest Rate: 20.0%
Discount Rate: %
Valuation Cap: $6,500,000.00
Conversion Trigger: The Note will be convertible at the sole discretion of the Lender upon Maturity including accrued interest

Material Rights

2.1 Maturity Date. The aggregate unpaid principal amount of the Loan, all accrued and unpaid interest and all other amounts payable under this Note, if any, shall be due and payable no more than TWELVE MONTHS after execution by both parties which is expected to be on or about November 30, 2022 (the "Maturity Date'').

2.2 Optional Prepayment. Borrower may prepay the Loan, m Whole or in part, at any time or from time to time without penalty or premium. Partial prepayments shall be first applied to accrued and unpaid interest and then to principal. No prepaid amount may be reborrowed.

2.3 Conversion. The Note will be convertible at the sole discretion of the Lender upon Maturity including accrued interest into Common Stock ofthe Company at a pre-money valuation of $6.5 million. The Lender will notify the Company 30 days prior to Maturity ift hey choose to exercise the convertibility feature.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company. As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company, or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $80,000.00
Number of Securities Sold: 50,633
Use of proceeds: Working capital
Date: February 01, 2022
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $4,000.00
Number of Securities Sold: 4,000,000
Use of proceeds: Seed capital
Date: June 13, 2021
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $90,000.00
Number of Securities Sold: 150,000
Use of proceeds: Operations, sales and inventory
Date: June 12, 2021
Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Please note the Company was incorporated in June 2021 and financials are only available for June 2021 - December 2021.

Revenue

REPM finished the year with $69,000 in revenue. The revenue was primarily a result of sales from solar projects completed and delivered. This includes a large project for a religious organization. Revenue also includes development fees from a partner and a small grant.

Cost of Goods

The Company had zero cost of goods for the period. Under our current business model, the Company is sourcing and permitting projects and then selling these projects to third-party developers. The Company receives a commission for developing these projects part of which is paid in advance and part is recognized when the project is approved by the local utility partner.

Gross Margin

The Company's gross profit was $69,000 and its gross margin was 100%. As discussed in Cost of Goods, REPM sources projects and receives a commission for managing the project. The Company has a third-party install the systems and pays for the inventory. This third party then owns the project and the cash flows due from the customer.

Expenses

The Company's expenses include $226,043 of General and Administrative expenses and $1,606 of Marketing Expenses. G&A includes payroll and salaries for management and the sales force. It also includes rent, utilities, communications, and other office expenses. Marketing expenses include product materials and T&E.

Historical results and cash flows:

The Company had net income of negative $160,431 for the year. The Company's cash flow from operations was -$159,252 which included accounts receivable offset by other current liabilities. The Company has Cash Flow From Financing of positive $162,652 which included equity funding as well as borrowings.

The Company hired its sales force in September and believes that the standard training period for its sales force is approximately three months. As such, REPM was building sales momentum in the fourth quarter. The Company completed several projects in 2H 2021 and signed multiple projects which will begin being completed in early 2022. The Company expects its revenue in 2022 to increase significantly compared to 2021.

Expenses will also increase in 2022. If the Company is able to raise funds, it intends to purchase some of the projects it is developing. Owning projects is much more capital intensive, but REPM believes that it will receive a long-term stream of payments from these projects. In addition, pending a successful raise, the Company intends to utilize some of its proceeds to fund the development of its intellectual property and create prototypes of the innovations it has designed.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/31/21, the Company had minimal cash on hand. In early 2022, the Company recognized revenue from one of its new projects and also closed on bridge funding. Since its inception, the Company's founders have contributed capital and have raised additional capital from investors.

The Company has an outstanding signed commitment of equity for $100,000 from an investor. This investor has indicated that they expect to fund this commitment in Q1 2022.

In Q1 2022 the founders contributed $36,000 of additional equity to fund the operations and the working capital of the business. In addition, the company raised $26,303 of debt funding in Q1.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will allow the Company to (i) expand its marketing resources so it can develop more projects on a commission basis, (ii) develop multiple projects which it intends to own, and (iii) fund research and development to commercialize our technologies.

The Company believes it will be profitable on monthly basis by Q2 2022. Without funding, however, the Company would not expect to have enough profits to also fund R&D.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will enable the Company to accelerate its growth and fund R&D. The Company began ramping sales quickly in Q4 2021 and expects to increase sales in 2022. The Company believes it will be profitable in 2022.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raised the minimum of $10,000, it would be able to continue to operate until June 2022 and perhaps longer depending upon the timing of revenue being recognized from projects in the pipeline. This is based on our current run rate of expenses. REPM reduced some of its operating expenses in late 2021 as certain members of its sales team came off of draws and are now being paid on a commission basis. We estimate given the minimum raise that $5,000 would be spent on salaries, $4,000 would be spent on inventory and working capital and $1,000 would be spent on fees and expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $1,050,000, it would expect to be profitable. At that point, it would not require additional funding to maintain operations. However, even if the Company is profitable, it will make an assessment about raising additional capital to fund new growth initiatives, enhance R&D or purchase larger solar projects. If the company raised the maximum amount, it anticipates spending approximately $100,000 developing solar projects to be sold to third-party investors, $500,000 would be spent on developing solar projects for which we would retain the ownership to benefit from the long term cash flows of the projects, $400,000 would be spent on engineering to commercialize our multiple technologies and $50,000 would be spent on fees and expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As stated above, the Company has a $100,000 funding commitment from an investor. We expect to receive this funding in early Q2 2022. In addition, the company has held discussions with a strategic partner who has already provided a loan to the Company.

Indebtedness

- **Creditor:** Leidy Daliana Sanmiguel
  Amount Owed: $10,000.00
  Interest Rate: 10.0%
  Maturity Date: June 19, 2022

- **Creditor:** T Degregoris
  Amount Owed: $20,000.00
  Interest Rate: 30.0%
  Maturity Date: December 31, 2021

- **Creditor:** D Siegel
  Amount Owed: $10,000.00
  Interest Rate: 20.0%
  Maturity Date: December 22, 2022
  This debt obligation is convertible into Common Stock equity at the discretion of the holder. Please see Company Securities section for material rights.

- **Creditor:** M Manyak
  Amount Owed: $25,000.00
  Interest Rate: 20.0%
  Maturity Date: November 30, 2022
  This debt obligation is convertible into Common Stock equity at the discretion of the holder. Please see Company Securities section for material rights.

- **Creditor:** Peter Kaufman
  Amount Owed: $5,000.00
  Interest Rate: 3.0%
  Maturity Date: June 22, 2023

- **Creditor:** Dr. NM Ravindra
  Amount Owed: $25,000.00
  Interest Rate: 6.58%
  Maturity Date: September 15, 2026

- **Creditor:** A. Artze
  Amount Owed: $15,000.00
  Interest Rate: 16.0%
  Maturity Date: June 28, 2022

Related Party Transactions

- **Name of Entity:** Peter Kaufman
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $5,000 loan to company on 06/22/2021
  Material Terms: Promissory note with a 3% interest rate with a 5-year term.

- **Name of Entity:** Dr. Nuggehalli Ravindra
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan to the company for $25,000 on 09/15/2021.
  Material Terms: 5-year loan at 6.58% interest rate

Valuation

Pre-Money Valuation: $21,003,165.00

Valuation Details:

The Company determined its pre-money valuation based on public market comparables, private market multiples, discounted cash flow, and the value of its assets.

Public Market Comparables

The management team of REPM has performed a valuation exercise using multiple different approaches. Using an analysis of publicly-traded solar companies and applying those valuation metrics to REPM would imply an enterprise value of approximately $97 million as of April 26, 2022. This analysis utilized five different companies including some that manufacture equipment, such as panels and inverters, and some that develop and own solar fields. An overview of the key public companies is shown below. (Source: Yahoo Finance as of April 26, 2022)

- SolarWindow (WNDW): SolarWindow Technologies, Inc. engages in developing electricity-generating coatings for use in building window and glass applications. The company's LiquidElectricity coatings generate electricity by harvesting light energy from natural sun, artificial light, and low, shaded, or reflected light conditions. It applies ultra-thin layers of LiquidElectricity coatings to rigid glass, as well as flexible glass and plastic surfaces where they transform otherwise ordinary surfaces into organic photovoltaic devices. SolarWindow Technologies has raised a total of $29.3 million in funding over 2 rounds. Their latest funding was raised on Nov 28, 2018, from a Post-IPO Equity round totaling over $25 million. (https://www.crunchbase.com/organization/solarwindow-technologies/company_financials)

- Solar Integrated (SIRC): Solar Integrated Roofing Corp. operates as an integrated, single-source solar power, HVAC, and roofing systems installation company. It provides various solutions, including sales and installation of solar energy systems, battery backup, and electric vehicle charging stations to roofing, HVAC, and related electrical contracting work. Solar Integrated Roofing Corp. conducted its IPO on April 25, 2014, under a prior business entity name and has since acquired Future Home Power on May 18, 2021, for an unknown amount. (https://www.crunchbase.com/organization/solar-integrated-roofing-corp/company_financials)

- Ozop Energy (OZSC) Ozop Energy Solutions, Inc., together with its subsidiaries, designs, develops, manufactures, and distributes renewable energy products in the United States. It offers DC and AC power supplies, high voltage battery chargers, converters/inverters, power electronic modules, and other power electronic products. The company also designs and constructs electrical generating PV systems; and provides electric vehicle chargers, as well as distributes components, such as PV panels, solar inverters, solar mounting systems, stationary batteries, onsite generators, and other associated electrical equipment.

- SPI Energy (SPI) SPI Energy Co., Ltd. provides photovoltaic and electric vehicle (EV) solutions for business, residential, government, and utility customers and investors in Australia, Japan, Italy, the United States, the United Kingdom, and Greece. The company offers engineering, procurement, and construction services to independent power developers and producers, and commercial and industrial companies. It also develops, owns, and operates solar projects that sell electricity to power companies and other electricity off-takers, including government-owned utility companies. SPI has raised a total of $22M in funding over 1 round. This was a Post-IPO Debt round raised on Jul 15, 2014. (https://www.crunchbase.com/organization/solar-power-incorporated/company_financials)

- Vivo Power (VVPR) VivoPower International PLC, together with its subsidiaries, operates as a sustainable energy solutions company in the United Kingdom, Australia, South East Asia, and the United States. It operates through Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, and Solar Development segments. The Critical Power Services segment offers energy infrastructure generation and distribution solutions, including the design, supply, installation, and maintenance of power and control systems to a range of government, commercial, and industrial customers. The Electric Vehicles segment designs and builds ruggedized light electric vehicle solutions for customers in the mining, infrastructure, utilities, and government services sectors. The Sustainable Energy Solutions segment engages in the design, evaluation, sale, and implementation of renewable energy infrastructure; and evaluates solar, battery, and microgrid solutions. The Solar Development segment engages in the origination, development, construction, financing, operation, optimization, and sale of photovoltaic solar projects. Its operation includes 12 solar projects.

Three of these companies have revenues ranging from $6 million to $160 million and two of the companies are pre-revenue. The pre-revenue companies are Solar Window ($144 million enterprise value) and Solar Integrated ($136 million enterprise value).

Private Market Multiples

The second method the Company used to determine its value is comparable valuations from private companies. REPM evaluated six companies that recently received funding in venture capital rounds. These funding rounds were predominantly in Seed, A rounds, and B rounds. The highest comparable in this cohort was $381 million and the lowest was $20 million with an average of $130 million. The source of the following information for these private market comparable companies is publicly available information from Pitchbook. The private comparables used were:

- Enpal (Series A at $381 million pre-money valuation): Enpal is a European firm that develops and installs PV systems.

- NovoSolix (Series A at $225 million pre-money valuation): NovaSolix is developing the technology that will generate the cleanest and cheapest form of energy on Earth: rectifying antennas that convert light to electricity from the entire solar spectrum.

Ojjo (Series B at $70 million valuation): Ojjo offers a new way to approach solar foundation design. Solar foundations using driven piles are not optimized for solar-specific load conditions, so they require a lot more material than necessary. Ojjo's Earth Truss system offers a more efficient use of material because the loads are resisted by the strong axes of the structure. In addition to a 50% reduction in steel, the optimized structural configuration of the Earth Truss minimizes embedment depth, which greatly reduces sub-surface risk.

BlueWave (Series A at $20 million valuation): BlueWave designs, originates, and installs solar systems and storage capacity with a focus on community solar.

PulsiV (Series A at $25.4 million valuation): Pulsiv provides a range of intelligent semiconductor devices, configurable reference designs, and flexible development systems. Their technology is enabling the electronics industry to create innovative power supply and solar inverter solutions aimed at improving efficiency, optimizing cost, and enhancing performance.

-RimSea (Series A at $56 million valuation). RimSea is a developer of solar energy storage power stations. The company's products include power stations, power banks, outdoor gear such as solar panels, and outdoor off-grid batteries, providing customers with IoT-connected portable solar charging stations and panels to perform outdoor tasks and activities.

REPM believes these companies are at a similar stage to the Company and all are involved in the solar or renewable energy market. All of these transactions occurred from 2020 to February 2022. The Source of this information is Pitchbook.

Asset Value

The Company has filed one patent with 18 claims and intends to file two more patents in the next several months. The management of REPM believes that its intellectual property is unique. As such, we value our patent and trade secrets at $25 million. With the proceeds of this offering, the Company plans to develop and own several solar projects. That would mean that we own the equipment and would enter into a long-term power purchase agreement (PPA) with the customer.

IP/Patents

REPM believes that its filed patents, trade secrets, and yet-to-be filed patents have material value. The Company's patents encompass a wide range of technologies including two methods for enhancing the usable energy from solar panels and another family of patents that reduce the heat burden and degradation of solar panels over time.

We believe that by 2024 we could be licensing our technology to some existing panel manufacturers. We believe we can license our technology for $0.04 to $0.10 per watt. If, for example, a licensee manufactured 1 gigawatt of panels using our technology, REPM would earn $40-$100 million in royalties.

Conclusion

Based on the above analysis, we feel confident that our pre-money valuation of $21 million represents a fair value. While some of these competitors are pre-revenue, REPM started generating revenue in 2021. While it is difficult to obtain profitability information on the private comparables, REPM expects to be profitable in Q2 2022 whereas all of the publicly traded comparables experience operating losses in 2021.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $40,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company only has one class of stock, common stock; (ii) the Company does not have any outstanding options, warrants, and other securities with a right to acquire shares; and (iii) the Company does not have any stock option pools or shares reserved for an employee option plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*

20.0%
We expect to use a portion of the raise to develop and test our modifications to the solar panels. These expenses will consist of pre-development software modeling, design and fabrication of samples. We export to enhance our efforts with the use of third-party engineers, consultants and an outsourced semiconductor fabrication facility.

- *Operations*
  40.0%
  We have operational expenses including rent, utilities and salaries. Our team consists of 2-3 members of the management team, 5-10 people on our sales team and 2-4 people on our scientific team. The operations will also include the rental of our headquarters in Philadelphia as well as travel, administrative expenses and other overhead.

- *Marketing*
  15.0%
  We have six internal sales people and several outsourced marketing consultants. Our marketing efforts may including more staffing or the use of social media. In addition, we may opt to spend on radio or TV marketing or on targeted email campaigns. Most of our marketing heretofore, has been word of mouth and using our local connections.

- *Patents*
  1.5%
  We will be filing multiple additional patents. We have file one patent as of February 28, 2022 and have significant additional intellectual property covering a range of technologies. We expect at a minimum to file for two more patents and as many as seven more each with multiple claims.

- *Inventory*
  20.0%
  We may need to buy equipment to have on hand to install solar panels on a timely basis. The items we expect to need would including panels, inverters, racking and other installation tools. It is important for our business to have panels in inventory so that we do not need to wait for them to be shipped from across country or from abroad.

If we raise the over allotment amount of $1,050,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  14.5%
  The company intends to spend resources developing its brand and also building a sales force to sell solar projects. We already have a sales presence in the Mid

Atlantic region and are looking to expand to the Northeast, Southwest and Western markets.

- *Research & Development*
  30.0%
  REPM intends to spend a portion of its capital in the development and filing of its patents. The company has several areas of expertise that it intends to develop including harvesting energy in the infrared spectrum, optical coatings to enhance panel sensitivity and battery management.

- *Working Capital*
  10.0%
  The Company requires working capital for its operations including paying for its operational staff, office space and utilities. The company intends to open several new locations to accommodate our growth. In the solar business, there is a lag between when a contract is signed and when the company gets paid upon completing a system.

- *Patents*
  2.0%
  The Company has already filed one patent and expects to file several more in the near future. The Company's first patent had multiple claims, and we expect that our additional patents will as well. REPM believes that it's intellectual property is extremely valuable and intends to defend it in every jurisdiction possible.

- *Solar Field Ownership*
  40.0%
  Upon adequate funding, the Company's goal is to own or retain some of the projects it develops. Owning these projects is capital intensive, however REPM believes that it can achieve attractive returns over time. Solar projects represent steady cash flow for decades with minimal operating expenses associated with them.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.repmcorp.com/ (www.repmcorp.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/renewable-energy-products-manufacturing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR RENEWABLE ENERGY PRODUCTS MANUFACTURING CORP

[See attached]

RENEWABLE ENERGY PRODUCTS MANUFACTURING CORP.

FINANCIAL STATEMENTS
FROM INCEPTION (JUNE 10, 2021) YEAR ENDED DECEMBER 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Renewable Energy Products Manufacturing Corp.
Philadelphia, Pennsylvania

We have reviewed the accompanying financial statements of Renewable Energy Products Manufacturing Corp. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (June 10, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 28, 2022
Los Angeles, California

RENEWABLE ENERGY PRODUCTS MANUFACTURING CORP.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Acccount receivables, net		12,000
Total current assets		**12,000.00**
Intangible assets		3,060
Security deposit		6,250
Total assets	**$**	**21,310**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit card	$	4,338
Current Portion of Promissory Notes and Loans		65,000
Other current liabilities		14,751
Total current liabilities		**84,089**
Promissory Notes and Loans		30,000
Total liabilities		**114,089**
STOCKHOLDERS EQUITY		
Common Stock		4,000
Additional Paid In Capital		63,652
Retained earnings/(Accumulated Deficit)		(160,431)
Total stockholders' equity		**(92,779)**
Total liabilities and stockholders' equity	**$**	**21,310**

See accompanying notes to financial statements.

Inception (June 10, 2021)		31-Dec-21
(USD $ in Dollars)		
Net revenue	$	69,000
Cost of goods sold		-
Gross profit		69,000
Operating expenses		
General and administrative		226,043
Sales and marketing		1,606
Total operating expenses		227,649
Operating income/(loss)		(158,649)
Interest expense		1,781
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(160,431)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(160,431)**

See accompanying notes to financial statements.

RENEWABLE ENERGY PRODUCTS MANUFACTURING CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date June 10, 2021	-				
Issuance of Common Stock	4,000,000	$ 4,000	$ 63,652		$ 67,652
Net income/(loss)	-	-		$ (160,431)	$ (160,431)
Balance—December 31, 2021	**4,000,000**	**$ 4,000**	**$ 63,652**	**$ (160,431)**	**$ (92,779)**

See accompanying notes to financial statements.

RENEWABLE ENERGY PRODUCTS MANUFACTURING CORP.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (June 10, 2021)		**31-Dec-21**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(160,431)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of intangibles		340
Changes in operating assets and liabilities:		
Account receivables, net		(12,000)
Credit cards		4,338
Other current liabilities		14,751
Security deposit		(6,250)
Net cash provided/(used) by operating activities		**(159,252)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of intangible assets		(3,400)
Net cash provided/(used) in investing activities		**(3,400)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contribution		67,652
Borrowing on Promissory Notes and Loans		95,000
Net cash provided/(used) by financing activities		**162,652**
Change in cash		(0)
Cash—beginning of year		-
Cash—end of year	**$**	**(0)**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Renewable Energy Products Manufacturing Corp. was incorporated on June 10, 2021, in the state of Delaware. The financial statements of Renewable Energy Products Manufacturing Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Philadelphia, Pennsylvania.

REPM imports and enhances advanced solar panels with the goal of (i) selling our panels and (ii) using our panels to build and own solar fields. REPM has partnered with a large manufacturer of solar panels, who has shipped over 6.5 GW of solar panels and a capacity of 2.8 GW per year. REPM is evaluating its first solar projects in New Jersey, New York, Mississippi, California, Louisiana, and Texas. We expect to have interest in other markets as well. The market for solar has increased dramatically over the past five years as the technology has improved making solar costs comparable to those derived from fossil fuels.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

Renewable Energy Products Manufacturing Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of solar panels to the final customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2021, amounted to $1,606, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 28, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021
Acccrued Payroll Tax	11,886
Total Other Current Liabilities	**$ 11,886**

4. INTANGIBLE ASSETS

As of December 31, 2021, intangible asset consists of:

As of Year Ended December 31,		2021
Patent	$	3,400
Intangible assets, at cost		**3,400**
Accumulated amortization		(340)
Intangible assets, Net	**$**	**3,060**

Entire intangible assets have been amortized. Amortization expense for patents for the period from inception to December 31, 2021, was in the amount of $340.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(340)
2023		(340)
2024		(340)
2025		(340)
Thereafter		(1,700)
Total	**$**	**(3,060)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 4,000,000 shares of common shares with par value of $0.001. As of December 31, 2021, 4,000,000 shares have been issued and are outstanding.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2021									
Debt Instrument Name		Principal Amount	Interest Rate	Borrowing Period	Maturity Date		Interest Expense		Accrued Interest		Current Portion		Non-Current Portion		Total Indebtedness
Promissory Note -Leidy Daliana Sanmiguel	$	30,000	10.00%	6/29/2021	6/19/2022		83.33	$	83	$	10,000	$	-	$	10,000
Promissory Note- Thomas A De Gregoris	$	20,000	30.00%	8/23/2021	12/23/2021		500.00	$	500	$	20,000	$	-	$	20,000
Promissory Note- D Siegel	$	10,000	20.00%	12/22/2021	12/22/2022		166.67	$	167	$	10,000	$	-	$	10,000
Promissory Note- Manyak	$	25,000	20.00%	11/30/2021	11/30/2022		833.33	$	833	$	25,000	$	-	$	25,000
Promissory Note -Peter Kaufman	$	5,000	3.00%	6/22/2021	6/22/2023		150.00	$	150	$	-	$	5,000	$	5,000
Promissory Note - NM Ravindra	$	25,000	6.58%	9/15/2021	9/15/2026		411.44	$	411	$	-	$	25,000	$	25,000
Total	$	115,000				$	2,145	$	2,145	$	65,000	$	30,000	$	95,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	65,000
2023		5,000
2024		-
2025		-
2026		25,000
Thereafter		-
Total	**$**	**95,000**

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,		2021
Net Operating Loss	$	(43,316)
Valuation Allowance		43,316
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, are as follows:

As of Year Ended December 31,		2021
Net Operating Loss	$	(43,316)
Valuation Allowance		43,316
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $160,431, and the Company had state net operating loss ("NOL") carryforwards of approximately $160,431. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During 2021, one of the owners, Peter Kaufman, loaned the company $10,000, which has been repaid.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On July 15, 2021, the Company entered into a rental agreement with MINDSPACE Wanamaker Office Tenant Inc for a business office. The monthly membership fees are $2,900 per month, month-to-month basis. Rent expense was in the amount of $5,497 for the period from inception (June 10, 2021) to December 31, 2021.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through January 28, 2022 the date the financial statements were available to be issued.

The company issued 50,633 shares of common stocks to two investors, in the amount of $80,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Renewable Energy Products Manufacturing

Next Generation Solar Technologies


Join us on
our journey to
revolutionize
solar energy
RENEWABLE ENERGY
PRODUCTS MANUFACTURING

Website Website | Cherry Hill, NJ | ENVIRONMENT | CLEAN TECHNOLOGY

$0.00 raised

0 Investors	**$21M** Valuation
$5.00 Price per Share	**$100.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.05M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Renewable Energy Products Manufacturing (REPM) has designed multiple enhancements to significantly improve the output, longevity and productivity of solar panels. We believe our proprietary patented technologies for solar panels will make them easier to install, cheaper to buy, more heat resistant, and more effective by combining them with advanced battery storage. The Company is also developing solar projects and has over 10 megawatts of projects under contract.

Reasons to Invest

- The innovative technology designed by REPM has the potential to increase solar panel output by as much as 30%, increasing power and reducing the time it takes to pay off a system. REPM has 40 Megawatts of projects in development.
- The global solar PV panels market size was valued at $146 billion in 2021 and is expected to reach $226.4 billion by 2030.
- REPM has key patents filed, a world class team of executives spearheading its efforts, and is coming to market in a favorable regulatory environment.

OVERVIEW

We are maximizing the potential of solar panels

The earth gets more solar energy in one hour than the entire world uses in a year. REPM's mission is to help the energy market realize the massive potential for sustainable energy by improving the lifespan, power output and efficacy of solar panels. Our research shows that our technologies can increase solar output by as much as 30%.

The earth gets more solar energy in **one hour** than the entire world uses in **a year**



We began generating revenue in Q3 2021 and have experienced a rapid increase in securing both preliminary and signed contracts since then. REPM's management has spent the past year evaluating the feasibility, technology, and economics of potential solar projects and partners to find the most advantageous opportunities for creating solar energy.

Our designs and technologies have shown to **increase solar output by up to 30%**



2021
Year Established

2
GW Installations with Partners

44
Years of Experience in Renewable Energy

16
States Represented

the problem

Solar panels suffer from design flaws like overheating and power loss that shorten their useful life, lower power output and degrade performance

The world is in the middle of an energy paradigm shift. With the adverse effects of climate change already impacting the globe, the need for sustainable and renewable energy has never been higher. While solar energy promises to be one of the cleanest and most available sources of energy humans can harness, current solar technology suffers from power and performance limitations.

Solar panels suffer from three main design flaws. The first design flaw is that solar panels are very sensitive to heat, which can lead to overheating and in some cases the panel can catch fire. The second problem plaguing solar panels is their vulnerability to intermittency. Solar panels only thrive with direct sunlight, which prevents them from producing energy during the hours of the day when direct sunlight is not available.

Lastly, solar panel performance is still limited, only being able to capture 42% of the available spectrum of sunlight. Solar power can be the future of sustainable energy, however, in order to maximize this resource, we must address these design flaws.

Solar panels suffer from 3 main design flaws

THE SOLUTION

REPM’s technology improves solar panel performance and lifespan

REPM Solar has developed multiple technologies to increase solar panel output. The company’s first innovation is to increase the field of view of the panels such that the panels will receive on average 8 hours of energy generating sunlight per day compared to the conventional average of six hours per day. This increase allows REPM’s panels to produce as much as 33% more power per day.

The second technology developed by REPM relates to the use of multiple components of the electromagnetic spectrum. We have designed systems to utilize the heat from the infrared part of the spectrum, which constitutes 42% of sunlight and convert it into usable energy.

To address the problem of overheating, REPM has developed a unique proprietary array of sensors that detect overheating and protect the individual cells from potential damage.

REPM’s business model focuses on sourcing, permitting, and developing solar projects. The owner of a solar project receives four sources of return including revenue from power generated, tax credits, renewable credits, and accelerated depreciation. Our intention is to own some of the projects we develop and sell a portion to third party investors. We believe that owning solar projects may provide a long term stream of cash flow, and selling projects can generate immediate income. We also intend to license our technologies to third party panel manufacturers.

Our solar panel innovations

1. **We increased the field of view of the panels to receive 8 hours of sunlight** per day compared to the conventional six hours per day

2. **We have developed an array of sensors** that can detect and mitigate overheating in individual cells



OUR TRACTION

REPM is already making an impact in the solar market

Since June 2021, REPM has installed its first projects, signed contracts or letters of intent to develop multiple additional projects, and built a pipeline of over 30 megawatts of additional projects. These signed and pending contracts have a value in excess of $25 million, which will help expedite our development process for more sophisticated solar panels.

Furthermore, REPM has filed its first patent which relates to our heat mitigation technologies and is planning on filing additional patents shortly to create a powerful IP platform. Additionally, REPM has secured a partnership with Sun Commerce, which will act as the project manager and facilitates the installation of its projects. The principals of Sun Commerce have extensive experience in the solar business and have a pipeline of over 2 gigawatts of installed (or completed) power projects.

REPM has:

- **Installed its first projects**
- **Signed contracts** to develop multiple additional projects
- **Built a pipeline of over 50 megawatts of additional projects**

These signed or pending contracts have an impressive

$26 million

in value



REPM has:

- Filed our **first patent** and we are planning on filing additional patents shortly to create a powerful IP platform
- Secured a **partnership with Sun Commerce**, who have **extensive experience in the solar business** and a pipeline of over 2 gigawatts of power projects



THE MARKET

We have improved the solar panel in virtually every way

REPM separates itself from its competitors by elevating solar panel technology in several ways. REPM's technologies address the major output-related shortcomings of solar panels to make them longer-lasting, more productive, and more practical to use. We believe our technology enhancements will improve power output, reliability and maintain maximum energy generation which will pay off the system cost earlier.

Moreover, REPM's proprietary technology increases the longevity of solar panels by mitigating heat retention. When combined with REPM's infrared-absorbing system, its technology and solar panels will produce more energy over more time than conventional solar panels. REPM's innovations put us in an advantageous position in the market, as solar energy is expected to grow over 17.3% annually for the next 5 years.

We believe our solar panel technology will capture more of the sun's light **to increase the panel's power output**



Our proprietary technology **increases the longevity of solar panels** by mitigating heat retention



REPM's technology and solar panels will produce more energy over more time than conventional solar panels



WHY INVEST

Join us on our journey to revolutionize solar energy

The time to invest in a breakthrough solar panel company could not be better. REPM has the technology to augment the global shift to solar energy with technology that boosts the output and longevity of solar panels. REPM's technology is already yielding phenomenal results in the field, and it will only improve as REPM grows. Becoming a shareholder in REPM will put you on the ground floor of the solar revolution that can usher in a greener, safer future. Help us help the planet and invest in REPM today.

Our technology is already yielding phenomenal results in the field and it will only improve as we grow our company



October 2020

Our Company Launches!

REPM was founded!

June 2021



Our first revenue

We completed our first project!

September 2021



REPM hires salesforce

Our team is growing!

October 2021



LOI with electric vehicle OEM

We signed an LOI to do a joint venture for a home charging station

November 2021


PATENT PENDING

Patent filed

REPM files its first patent

February 2022



Pipeline expansion

Our pipeline grows to over 20 megawatts

March 2022



Signed non0binding Letter of Intent for 8 megawatt project with a University

We hope to announce a large contract

April 2022

Launched on StartEngine

Now YOU can own a part of our company!

May 2022



Patent #2 (ANTICIPATED)

We expect to file our second patent in March

December 2022



Prototypes of new technologies (ANTICIPATED)

We are targeting demonstration of our new technologies

In the Press

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Meet Our Team



John Conte

President, CEO and Director

John worked in his family's business for over 10 years which he sold in 2004. In 2007 he went to work for BP Solar in Fredrick Maryland. He worked in the factory learning solar panel construction. He was certified by BP Solar for installations of solar energy systems. In 2008 he was promoted to National Sales Manager. BP and Home Depot worked together to sell residential solar. John was hired to build the program on a national basis. He trained new sales representatives in 16 states for 18 utilities. In every market he entered he outsold any previous sales department that BP Solar Home-Depot managed. In 2011 he went to work for Clear Skies solar. At Clear Skies Solar John was the national sales manager. He designed a PPA for residential and small commercial units. While there, he sold $27 million in 4 months.



Peter Kaufman

Chief Technology Officer and Director

Mr. Kaufman has over 30 years of experience in the electronics manufacturing and product design industry during which he has developed an extensive array of industry contacts and resources. Peter's experience and contacts enhance his problem-solving ability. Presently, Peter is involved in the commercialization of his patents in electro-optical, optical, imaging, photonics, magnetics, & semiconductor development.

Mr. Kaufman also serves as President and CTO of Digital Direct IR,v Inc. He spends approximately 25 hours per week working for Digital Direct IR and approximately 15 hours per week working for Renewable Energy Products Manufacturing.



Dr. N.M. Ravindra

Chief Scientist and Director

Ravi holds a Ph.D. in Physics from the Indian Institute of Technology (Roorkee, India), MS & BS in Physics from Bangalore University, India. Ravi and his research team have published over 350 papers in international journals, books, and conference proceedings; his team has several pending and two issued patents; he has organized over 30 international conferences, and he has given over 75 talks at international meetings.

Dr. Ravindra splits his time working approximately 20 hours per week as a Professor of Physics at the New Jersey Institute of Technology and approximately 10 hours per week with Renewable Energy Products Manufacturing.



Gib Dunham

Financial Advisor, Corporate Secretary, Treasurer, and Director

Mr. Dunham has nearly three decades of experience in finance, investing, and portfolio management. He is the Chief Investment Officer at Bridgeway Wealth Partners, a multi-family office, where he oversees direct investments, venture capital, manager selection, portfolio construction, and risk management, and is the Chair of the Investment Committee. Mr. Dunham has been involved with numerous emerging technologies. He is a co-founder of Sandhill Renewable Biofuels LLC, Renewable Energy Products Manufacturing Inc., an innovative solar company, an advisory board member of Digital Direct, IR Inc. which is a technology company developing an innovative thermal imaging sensor for autonomous vehicles, and a co-founder and advisory board member of Owl Peak Labs.

Mr. Dunham currently splits his time working as Chief Investment Officer for Bridgeway Wealth Partners LLC and as Advisory Board Member for TAG Summit and Digital Direct IR, Inc. He spends approximately 5 hours per week working as Treasurer, Secretary, and Director for Renewable Energy Products Manufacturing and 35 hours per week on his other projects.



Caitlin Hatch

Internal General Counsel

Caitlin is a 1985 graduate of the Georgetown University School of Foreign Service and a 1988 graduate of the Georgetown University Law Center. She began her legal career as a litigator at two of Philadelphia's foremost law firms, Baskin, Flaherty, Elliott and Mannino, P.C., and Ballard, Spahr, Andrews and Ingersoll, P.C.

Caitlin became counsel to Lehigh Coal & Navigation Company in 1991, working on major federal litigation, corporate matters, including business issues concerning Lehigh. After joining the in-house counsel team in 1992, Caitlin became the Secretary/Treasurer and a Director of the corporation in 1994.

She has also served as a member of the Board of Directors of a local bank and served on that bank's Executive Committee. She is a past Hearing Committee member for the Disciplinary Board of the Supreme Court of Pennsylvania.

Offering Summary

Company	:	RENEWABLE ENERGY PRODUCTS MANUFACTURING CORP
Corporate Address	:	900 N. Kings Highway, Cherry Hill, NJ 08034
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,050,000.00
Minimum Investment Amount (per investor)	:	$100.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,000
Maximum Number of Shares Offered	210,000
Price per Share	$5.00
Pre-Money Valuation	$21,003,165.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Amount-Based:

$500+

Tier 1

Participation in Owner's Circle (investor quarterly updates, priority access to a solar industry tutorial)

$1,000+

Tier 2

5% Bonus Shares and Owner's Circle

$2,500+

Tier 3

10% Bonus Shares and Owner's Circle

$10,000+

Tier 4

15% Bonus Shares, Zoom meeting with the Founders, and Owner's Circle

$25,000+

Tier 5

20% Bonus Shares, Zoom meeting with the Founders, and Owner's Circle

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Renewable Energy Products Manufacturing Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Renewable Energy Products Manufacturing to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

At REPM we are excited that as a homeowner you have considered renewable energy. In states like New Jersey people like you have been experiencing some of the highest utility power costs in the nation. And those costs continue to rise. We believe homeowners deserve to choose where they get their electricity and we have the expertise to make your home solar installation easy and affordable.

Let's review how solar panels work. Solar panels collect energy from the sun and produce DC power also known as direct current electricity. This DC power is converted into alternating current electricity known as AC power by a strategically located inverter. That AC power goes from the inverter into your home's electrical panels where it is distributed between your lights, air conditioning, and other electrical appliances. When your system generates more electricity than your home can use, that excess power flows back to the utility grid. I'll mention more about this a little later on.

Now that we understand how solar panels work, let's go over financing options. There are financial incentives when you go solar. The three sources of income are solar investment tax credits, also known as ITCs, Transition Renewable Energy Certificates, also known as TRECs, and energy cost avoidance. Those who install and plan on using solar energy can take advantage of a 26% tax credit on the total installed cost of their PV system. For residential projects, a full TREC value is now guaranteed and fixed at $85 for systems within 15 year production. The average home increases in value by 4% of the gross amount of your system. And most importantly, all of our systems are guaranteed for a 30-year warranty.

Your newly installed solar array would produce enough energy to fully offset your past energy use. If you treat it like an investment, its like buying into a stock that won't go bankrupt, pays a dividend that is tax free and that dividend will grow as well. In fact, for some many solar array systems can store excess energy meaning that extra energy can be transferred at the electrical company as credit. Meaning, that you can increase your savings. That's more coin for your and the family. The fact is, you can pay a one-time fee to avoid paying the monthly electricity bill forever. That's what keeps most people interested.

There are a million good reasons for our planet to begin using renewable energy but at the end of your decision, all you really need to do is compare the monthly utility bill to the cost of the proposed system.

So what's next? The first step is to collect your monthly utility bill. After that, schedule one of our professional experts to come to your location and assess your system usage. There may be some easy adjustments to decrease your usage before you begin installation to strengthen your investment. We use all the information our team gathers from that initial inspection to generate a detailed sales proposal using the industry's largest solar installation software equipped with every modern panel module, system batteries, and inverters saved in our database. We are excited to be a part of your first step in renewable energy. Please visit our website at www.repmcorp.com and schedule your free consultation today.

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